

February 17, 2011

Keith Berman, President
instaCare Corp.
2660 Townsgate Road, Suite 300
Westlake Village, California 91361

> **Re:** **instaCare Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 12, 2010**
> **File No. 000-33187**

Dear Mr. Berman:

We have reviewed your filing and your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. We note your response to comment one of our letter dated January 14, 2011. Please file your amended Form 10-K in response to applicable comments from our letters dated November 16, 2010 and January 14, 2011. Such amendment should be filed within ten business days of the date of this letter. In this regard, and for the sake of clarity, we note your response to comment one of our letter dated November 16, 2010 and do not reissue that comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz, accountant at (202) 551-3311 or Angela Halac, accounting reviewer at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi, examiner at (202) 551-3121 or David Link, legal reviewer at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds,
Assistant Director